Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02034169

02 MAY 10 AM 10:

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

22nd April 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 22nd April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 5/31

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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	11:32 22 Apr 2002
RNS Number	8656U

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

We have today been advised that Franklin Resources Inc is interested in 188,879,948 ordinary shares of DFIH representing 12.27% of DFIH's current issued share capital.

The holding of Franklin Resources Inc, which represents the interests of its affiliates, was previously disclosed at 184,142,748 ordinary shares in February 2002. The previous disclosed shareholding represented 10.78% of the then issued share capital prior to the recent tender offer which reduced the total issued share capital by some 10%.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

22nd April 2002

www.dairyfarmgroup.com

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